Filed Pursuant to Rule 424(b)(3)

Registration No. 333-282559

PROSPECTUS

Up to 1,935,770 Shares of Common Stock

This prospectus relates to the offer and resale, from time to time, by the selling holders identified in this prospectus (the “Selling Holders”), or their permitted transferees, of up to 1,935,770 shares of common stock, par value $0.001 (“Common Stock”), of Soluna Holdings, Inc., a Nevada corporation (the “Company,” “We,” or “Us”). These shares of Common Stock consist of:

●	1,487,128 shares of Common Stock that we may, at our discretion, elect to issue and sell to YA II PN, Ltd. (the “Investor”) from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement, dated as of August 12, 2024, entered into by and between the Company and the Investor (the “SEPA”);
●	140,000 shares of Common Stock issuable upon the exercise of the warrants (the “Warrants”) issued to Chuntao Zhou (the “Series B Holder”), the holder of our Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”); and
●	308,642 shares of Common Stock (the “Release Shares”) issued to the two other Selling Holders pursuant to the Release Agreement (as defined below).

Pursuant to the terms of the SEPA, the Company agreed to issue and sell to the Investor, from time to time, and the Investor agreed to purchase from the Company, up to $25 million of the Company’s shares of Common Stock. As of April 18, 2025, we have issued and sold 1,512,872 shares of our Common Stock to the Investor pursuant to the SEPA.

The Warrants were issued to the Series B Holder on October 1, 2024, pursuant to the waiver it granted the Company in connection with the SEPA. The Warrants have an exercise price of $0.01 and expire on February 5, 2030.

On October 1, 2024, the Company and Univest Securities, LLC (“Univest”) entered into a General Release Agreement (the “Release Agreement”) whereby the parties agreed to terminate all prior agreements with respect to investment banking and placement agency services offered by Univest to the Company. Under the Release Agreement, the Company agreed to issue Univest $1,000,000 of shares of Common Stock and to include such shares in the Company’s next registration statement. The number of shares issued was calculated based on the five-day volume weighted average price (“VWAP”) ending October 1, 2024. The Release Shares were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Release Agreement, the shares were issued to settle all financial matters between the Company and Univest, including any payment obligations that the Company had towards Univest in connection with the services that Univest provided, in exchange for a mutual release. Also under the Release Agreement, Univest agreed, during the period commencing on the day such registration statement is declared effective by the SEC and continuing until the earlier of (x) the date of termination of such period as elected by the Company and (y) the three month anniversary thereof (such period, the “Leak-Out Period”) to not sell such shares in excess of 1/3 of the shares of Common Stock beneficially owned by Univest and its affiliates on the day immediately prior to the first day of the Leak-Out Period.

Under the SEPA, shares of Common Stock may be issued and sold to the Investor under one of two pricing options, at the election of the Company. Under the first option (“Pricing Option 1”), the Company will sell the shares of Common Stock to the Investor at 96% of the Market Price (as defined below) for any period commencing (i) if submitted to the Investor prior to 9:00 a.m. Eastern Time on a trading day, at the open of trading on such day or (ii) if submitted to the Investor after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation of acceptance of the advance notice by the Investor and, in either case, ending at 4:00 p.m. New York City time on the applicable advance notice date (the “Option 1 Pricing Period”). Under the second option (“Pricing Option 2”), the Company will sell the shares of Common Stock to the Investor at 97% of the Market Price for the three consecutive trading days commencing on the advance notice date (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily VWAP of the Common Stock on the Nasdaq Capital Market (“Nasdaq”) during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest VWAP of the Common Stock on the Nasdaq during the Option 2 Pricing Period.

We may not issue or sell any shares of Common Stock to the Investor under the SEPA that, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the Investor and its affiliates beneficially owning more than 9.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). In addition, the number of shares of Common Stock that we may issue to the Investor under the SEPA may be limited by the number of our authorized shares of Common Stock. As of April 17, 2025, we were authorized to issue a maximum of 75 million shares of Common Stock, and we had an aggregate of 12,508,045 shares of Common Stock outstanding. Assuming a (i) Market Price of $0.62 and, (ii) no beneficial ownership limitations, we may issue up to 38,633,651 shares of Common Stock under Pricing Option 1 and up to 38,235,366 shares of Common Stock under Pricing Option 2, which would reflect approximately 309% and 306%, respectively, of the outstanding shares of our Common Stock as of the date hereof after giving effect to such issuances. This does not include consent fees to be paid to the Series B Holder in cash in connection with advances under the SEPA.

We may not have access to the full $25 million amount available under the SEPA due to the reasons noted above. Please see “The Standby Equity Purchase Agreement” for more information regarding the SEPA. This prospectus only covers 1,487,128 shares that may be issued under the SEPA.

The shares of Common Stock that may be sold by the Selling Holders and the shares of Common Stock that may be issued by us are collectively referred to in this prospectus as the “Offered Securities.” We will not receive any of the proceeds from the sale by the Selling Holders of the Offered Securities.

We will bear all costs, expenses and fees in connection with the registration of Offered Securities. The Selling Holders will bear all commissions and discounts, if any, attributable to their respective sales of Offered Securities. We are registering certain shares of our Common Stock for sale by the Selling Holders pursuant to various registration rights agreements with the Selling Holders. See the section of this prospectus entitled “Selling Holders” for more information.

The Investor is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our Common Stock by the Investor and any discounts, commissions, or concessions received by the Investor are deemed to be underwriting discounts and commissions under the Securities Act.

The Selling Holders may offer and sell the securities covered by this prospectus from time to time. The Selling Holders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth in a post-effective amendment to the registration statement of which this prospectus forms a part. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. We will file a prospectus supplement or post-effective amendment, as applicable, with any information regarding any permitted transferees of the Selling Holders when such transferees become identifiable. You should carefully read this prospectus and any applicable prospectus supplement before you invest in our securities.

Our Common Stock and our 9.0% Series A Cumulative Perpetual Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), are listed on Nasdaq under the symbols “SLNH” and “SLNHP”, respectively. On April 17, 2025, the last reported sale price of our Common Stock and our Series A Preferred Stock on Nasdaq was $0.62 and $4.60, respectively.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” beginning on page 14 of this prospectus and contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2025 and our other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and the information incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2025.

i

ABOUT THIS PROSPECTUS

This prospectus forms part of a registration statement that we filed with the SEC, and that includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference”, before making your investment decision.

You should rely only on the information provided in this prospectus or in a prospectus supplement or any free writing prospectuses or amendments thereto. Neither we, nor the Selling Holders, have authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date hereof. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we, nor the Selling Holders, are offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 14 of this prospectus, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference into this prospectus before investing in any of the securities described in this prospectus.

Our Business

Our mission is to make renewable energy a global superpower using computing as a catalyst.

We develop and operate digital infrastructure that taps into a growing global opportunity: the convergence of renewable energy and High-Performance Computing (“HPC”). We call this model Renewable Computing™.

Across the world, vast amounts of clean energy go to waste due to curtailment. At the same time, there is a critical shortage of power for energy-intensive infrastructure like artificial intelligence (“AI”), HPC, and Bitcoin mining. Renewable Computing™ bridges this gap-unlocking stranded renewable energy and turning it into scalable computing power.

We build, own or co-own, and operate data centers co-located with wind, solar, and hydroelectric plants. Our modular and scalable design supports high-throughput, batchable applications such as AI, Bitcoin, and-soon-HPC workloads. These facilities are managed by MaestroOS™, our proprietary operating system (“MaestroOS”), which continuously analyzes signals like local power pricing, weather, grid demand, and market conditions to optimize performance and economics.

This intelligent orchestration enables long-term asset monetization and attractive returns on invested capital. Our approach is purpose-built for the energy transition. We specialize in curtailment solutions, working closely with leading renewable energy developers to access underutilized, low-cost power. Our behind-the-meter model allows us to draw energy directly from the plant or the grid, while also providing demand response services-reducing costs and enhancing grid resilience.

A key strategic advantage is our model of co-locating data centers directly with renewable power generation assets. By building behind the meter, we are able to bypass long interconnection queues and source electricity directly from the generation site. This structure not only improves power economics, but also accelerates time-to-market-an increasingly important factor for companies with large, time-sensitive computing workloads such as AI and HPC.

With a repeatable strategy and a growing pipeline of projects, we are scaling a new category of digital infrastructure-one that energizes the grid, lowers computing costs, and advances a more sustainable future.

We operate across multiple business lines and generate revenue from four primary sources, as described below:

●	Bitcoin Mining Business - We mine Bitcoin through proprietary operations and joint ventures located at our data centers.
●	Bitcoin Hosting Business - We provide hosting services to third-party Bitcoin mining customers at our data centers.
●	High Performance Computing Business - We offer colocation and hosting services for companies seeking to train large language models (LLMs), fine-tune existing artificial intelligence models, and deploy other compute-intensive AI or HPC workloads.
●	Demand Response Business - We leverage our data center infrastructure to provide demand response services to grid operators.

1

Lines of Business

Bitcoin Mining Business

We engage in proprietary Bitcoin mining, a process that verifies transactions and secures the Bitcoin blockchain. This process involves the use of specialized computing equipment to solve complex cryptographic algorithms. Miners compete to solve these algorithms; the first to do so is awarded a predetermined number of newly issued Bitcoins (the “Block Reward”) and any transaction fees associated with that block.

We participate in one or more mining pools-collaborative networks of miners who combine computing power to improve the probability of earning rewards. Block Rewards earned by the pool are distributed among participants based on each member’s proportional contribution. This model helps reduce revenue volatility compared to solo mining operations.

Our mining operations are energy-intensive and require significant computational resources. We operate data centers equipped with both proprietary and third-party hardware and software. Our proprietary data center operating system, MaestroOS, is used to optimize performance, manage power consumption, and increase operational efficiency. Revenue from Bitcoin mining consists of Block Rewards and transaction fees and is recognized upon receipt in accordance with applicable accounting guidance. Upon receipt, all digital assets are promptly converted into U.S. dollars through the Coinbase cryptocurrency exchange.

The profitability of this business is affected by several variables, including the market price of Bitcoin, global network hash rate, mining difficulty, electricity and infrastructure costs, and mining pool fees. In addition, Bitcoin undergoes a periodic “halving” event approximately every four years, reducing the Block Reward and potentially impacting future revenue. For the year ended December 31, 2024, our Bitcoin Mining Business represented approximately 45% of total revenue.

Bitcoin Hosting Business

We provide colocation and hosting services for third-party Bitcoin mining customers at our data centers. Customers lease space based on their power requirements. Our current customer base includes several large-scale Bitcoin miners. Contracts typically range from 12 to 24 months in duration.

We offer two primary commercial structures:

1.	Fixed-Fee Model - Customers pay a fixed fee based on the volume of energy consumed.
2.	Profit-Share Model - Customers pay a share of the profits from their mining activity, with power costs passed through.

In 2024, our Bitcoin Hosting Business accounted for approximately 50% of total revenue. Revenue in this business was concentrated among a small number of customers. One customer accounted for 56% of hosting revenue and 28% of total revenue in 2024. This customer terminated its agreement during the fourth quarter of 2024. As of March 2025, we replaced 100% of the lost hosting capacity with minimal operational disruption.

High Performance Computing (HPC) Business

In June 2024, we began providing Graphic Processing Units (“GPUs”)-as-a-Service in partnership with Hewlett Packard Enterprise Company (“HPE”), offering GPU resources to startups, enterprises, and GPU marketplaces for a fee. In March 2025, we terminated our agreement with HPE.

We are currently developing new infrastructure projects intended to support AI and HPC workloads. These efforts include engagement with potential joint venture partners, conducting site and feasibility studies, securing access to power and land, and performing other early-stage development activities.

Our first planned AI/HPC colocation project is Project Kati, which is in advanced development. Additional projects, including the announced Project Rosa, are also in progress. For the year ended December 31, 2024, we generated minimal revenue from our HPC Business.

2

Demand Response Business

We provide demand response services to grid operators and utilities by leveraging our data centers as dispatchable energy resources. In select states where we operate, our data centers are enrolled in ancillary services programs that support grid reliability.

Under these programs, we commit to reducing a facility’s power consumption to a predetermined level when called upon by the grid operator. In return, we receive compensation for maintaining this dispatch capability, provided we meet specific performance criteria. For example, to qualify for compensation in a given period-typically monthly-the data center must meet minimum uptime and availability requirements.

For the year ended December 31, 2024, our Demand Response Business represented approximately 6% of total revenue.

Standby Equity Purchase Agreement with the Investor

On August 12, 2024, we entered into the SEPA with the Investor. Pursuant to the terms of the SEPA, the Company agreed to issue and sell to the Investor, from time to time, and the Investor agreed to purchase from the Company, up to $25 million of the Company’s shares of Common Stock. As of April 18, 2025, we have issued and sold 1,512,872 shares of our Common Stock to the Investor pursuant to the SEPA. We are registering hereunder the resale of 1,487,128 shares of Common Stock that we may, at our discretion, elect to issue and sell the Investor from time to time after the date of this prospectus, pursuant to the SEPA.

Under the SEPA, shares of Common Stock may be issued and sold to the Investor under one of two pricing options, at the election of the Company. Under the first option (“Pricing Option 1”), the Company will sell the shares of Common Stock to the Investor at 96% of the Market Price (as defined below) for any period commencing (i) if submitted to the Investor prior to 9:00 a.m. Eastern Time on a trading day, at the open of trading on such day or (ii) if submitted to the Investor after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation of acceptance of the advance notice by the Investor and, in either case, ending at 4:00 p.m. New York City time on the applicable advance notice date (the “Option 1 Pricing Period”). Under the second option (“Pricing Option 2”), the Company will sell the shares of Common Stock to the Investor at 97% of the Market Price for the three consecutive trading days commencing on the advance notice date (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily VWAP of the Common Stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest VWAP of the Common Stock on the Nasdaq during the Option 2 Pricing Period.

We may not issue or sell any shares of Common Stock to the Investor under the SEPA that, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the Investor and its affiliates beneficially owning more than 9.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). In addition, the number of shares of Common Stock that we may issue to the Investor under the SEPA may be limited by the number of our authorized shares of Common Stock. As of April 17, 2025, we were authorized to issue a maximum of 75 million shares of Common Stock, and we had an aggregate of 12,508,045 shares of Common Stock outstanding. Assuming a (i) Market Price of $0.62 and, (ii) no beneficial ownership limitations, we may issue up to 38,633,651 shares of Common Stock under Pricing Option 1 and up to 38,235,366 shares of Common Stock under Pricing Option 2, which would reflect approximately 309% and 306%, respectively, of the outstanding shares of our Common Stock as of the date hereof after giving effect to such issuances. This does not include consent fees paid to a Selling Holder in cash in connection with advances under the SEPA.

Pursuant to the SEPA, we were required to register resales of the shares of Common Stock eligible to be sold pursuant to the SEPA. We agreed to file a registration statement and shall not have the ability to request any advances under the SEPA until the registration statement, of which this prospectus forms a part, is declared effective.

On November 15, 2024, at a Special Meeting of Stockholders and pursuant to the rules of the Nasdaq Capital Market, we obtained stockholder approval to issue to the Investor, pursuant to the SEPA, shares of Common Stock that exceed 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the SEPA.

3

On October 1, 2024, the Company and Univest entered into the Release Agreement whereby the parties agreed to terminate all prior agreements with respect to investment banking and placement agency services offered by Univest to the Company. Under the Release Agreement, the Company agreed to issue Univest $1,000,000 of shares of Common Stock and to include such shares in the Company’s next registration statement. The number of shares issued was calculated based on the five-day VWAP ending October 1, 2024. The Release Shares were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Pursuant to the Release Agreement, the shares were issued to settle all financial matters between the Company and Univest, including any payment obligations that the Company had towards Univest in connection with the services that Univest provided, in exchange for a mutual release. Also under the Release Agreement, Univest agreed, during the Leak-Out Period, to not sell such shares in excess of 1/3 of the shares of Common Stock beneficially owned by Univest and its affiliates on the day immediately prior to the first day of the Leak-Out Period.

Recent Developments

Soluna Cloud - Termination of HPE Agreement

Soluna launched Project Ada- its GPU-as-a-Service business, via Soluna Cloud, Inc. (“Soluna Cloud”), a subsidiary of the Company, earlier in 2024, in order to achieve two primary goals:

1.	Gain commercial experience in the AI/HPC market in support of future data center development focused on LLMs and other AI workloads.
2.	Capitalize on lower-cost capital to pursue high-growth revenue opportunities in the compute infrastructure market.

As a point of entry into Project Ada, Soluna AL CloudCo, LLC (“CloudCo”), a subsidiary of Soluna Cloud, entered into the HPC & AI Cloud Services Agreement and HPE Greenlake Services Custom Statement of Work with HPE on June 18, 2024, that provided data center and cloud services for AI and supercomputing applications, utilizing NVIDIA H100 GPUs (together with the associated Statement of Work, the “HPE Agreement”).

At the time of launch, the market for NVIDIA H100 GPUs was characterized by constrained supply and strong pricing, which aligned with the economics of the fixed-cost HPE Agreement. However, by the end of 2024, the GPU market shifted significantly. Lead times for NVIDIA H100 GPUs shortened from over 50 weeks in 2023 to 8-12 weeks by the end of 2024, easing supply constraints and reducing urgency among buyers. At the same time, market demand shifted toward larger GPU clusters than those available under the HPE Agreement, making it difficult to secure long-term, reserved contracts at profitable rates. The expected release of NVIDIA’s H200 Blackwell architecture also caused some customers to delay purchases. Although release timelines were impacted by design issues, the prospect of next-generation technology contributed to hesitancy in NVIDIA H100 GPU acquisition. Competitive pressure from alternative GPU vendors further softened demand and market pricing. As a result, Soluna Cloud’s business progressed more slowly than anticipated. Revenues were first recognized in December 2024, with modest growth in early 2025. During the last six months, our engagement with potential financing and operating partners for AI/HPC confirmed that rather than continuing the effort to lease and resell GPU/HPC chips, refocusing on our core strength - creating, developing, financing and operating our extensive pipeline of potential bitcoin and AI hosting facilities - will create far more value for us and our shareholders.

In light of these developments, on March 24, 2025, CloudCo sent notice of its termination of the HPE Agreement for convenience. Subsequently, on March 26, 2025, HPE sent notice of its termination of the HPE Agreement for cause, effective immediately, due to CloudCo’s material breach of its payment obligations that remained uncured for more than thirty (30) days. In accordance with the terms of the HPE Agreement, upon a termination for cause by HPE, CloudCo must pay HPE the remaining payment stream under the term of the HPE Agreement of approximately $19.3 million as of March 31, 2025, including all upfront payments and monthly charges, plus any fees incurred for the terminated Services (as defined in the HPE Agreement).

SEPA

As described elsewhere in this prospectus, on August 12, 2024, we entered into the SEPA with the Investor. For additional information, see “The Standby Equity Purchase Agreement” on page 9 of this prospectus.

4

Assignment and Assumption Agreements

CloudCo, Soluna Cloud, and the Company, entered into assignment and assumption agreements on October 1, 2024, with one of the accredited investors issued convertible notes and Class A, Class B and Class C common stock purchase warrants on October 25, 2021 (the “ Purchasers”), and two other parties introduced by that Purchaser, with respect to an aggregate of $1.25 million of notes (“Additional Notes”) issued by CloudCo (the “Assignment Agreements”). Pursuant to the Assignment Agreements, we will be able to purchase such notes for a purchase price of $750 thousand, or 60% of face value. The assignment and assumption will be effective once all conditions of the agreement are met including fulfilling the purchase price. As of December 31, 2024, the assignment and assumption of the Additional Notes has not been become effective, however on March 14, 2025, the Company has fulfilled the agreement and assumed the assignment and assumption of the Additional Notes for the remaining outstanding balance.

Galaxy Note

On March 12, 2025, Soluna SW LLC (the “SW Borrower”), a Delaware limited liability company and a subsidiary of Soluna SW Holdings LLC (“SW Holdings”), a Delaware limited liability company and a subsidiary of Soluna Digital, Inc. (“SDI”), a Nevada corporation and a subsidiary of the Company, entered into a Loan Agreement (the “Galaxy Loan Agreement”) with SW Holdings and Galaxy Digital LLC (the “Lender”). The Galaxy Loan Agreement comprises a term loan facility in the principal amount of $5.0 million (the “Term Loan Facility”). The Term Loan Facility bears interest at 15.0% per annum, unless an Event of Default (as defined therein) has occurred and is continuing, in which case the Galaxy Term Loan Facility shall bear interest at a rate of 5% above the then applicable interest rate. The Term Loan Facility will mature on March 12, 2030 and will be paid over a five-year term.

June SPA Modification

On June 20, 2024, pursuant to the terms and subject to the conditions of a Note Purchase Agreement (the “June SPA”) by and among (i) CloudCo, (ii) Soluna Cloud, (iii) the Company and (iv) the accredited investor named therein (the “Investor” and collectively, the “Note Parties), CloudCo issued to the Investor a secured promissory note in a principal amount equal to $12.5 million (the “Note”).

On March 23, 2025, the Note Parties entered into a Modification Agreement (the “Modification Agreement”) to, among other things, (i) provide for the deposit of 1,000,000 shares (the “Escrow Shares”) of Common Stock into an escrow account maintained by Northland Securities, Inc., pursuant to an escrow agreement (as further described below), (ii) provide for the issuance to the Investor of a warrant to purchase shares of Common Stock upon the release by the Investor of its lien on our property, (iii) amend the payment schedule of the Note to provide (a) for each of the six scheduled payments occurring after the earlier of the effectiveness of a registration statement for the resale of the Registrable Securities (as defined below) or the date that the Registrable Securities may be sold pursuant to Rule 144 under the Securities Act without any information requirements, the amount of principal and interest payable on such date shall be reduced by 50% (the aggregate amount of the six months of such reductions, the “Specified Amount”) and (b) if the aggregate amount of payments on the Note applied from the proceeds of the sale of the Escrow Shares on or prior to the last six scheduled payments is less than the Specified Amount (such difference, the “Make Whole Amount”), than the amount of each of the remaining scheduled payments shall be increased by an amount equal to the Make Whole Amount divided by the number of remaining scheduled payments, (iv) modify the Note such that the Note is now convertible into up to 2,500,000 shares (the “Conversion Shares”) of Common Stock based on a conversion price of $5.00, (v) amend the Note to provide that we will be a direct co-obligor with CloudCo under the Note, and (vi) amend the SPA to allow us to organize or incorporate any subsidiary, over which we shall have voting or beneficial control, which is being formed with the intent to engage in a business or line of business substantially similar to that of Soluna Cloud or the Company, without first paying all of the principal and interest due under the Note and without first obtaining Investor’s prior written consent.

The net proceeds from dispositions of the Escrow Shares (i) at a price of up to $4.00 per share shall be applied to reduce the outstanding principal balance of the Note and (ii) at a price greater than $4.00 per share shall be applied first to reduce the outstanding principal balance of the Note in an amount equal to $4.00 per share of Common Stock and then to the Investor. The outstanding share numbers in this prospectus do not give effect to the 1,000,000 Escrow Shares to be deposited by the Company in escrow.

5

Also under the Modification Agreement, we agreed to register for resale the Escrow Shares and Conversion Shares (together, the “Registrable Securities”) as promptly as commercially practicable, as determined by us, following the registration for resale of certain other securities. We also agreed to register for resale the shares of Common Stock issuable upon exercise of the Warrant as promptly as commercially practicable, as determined by us, after the issuance of the Warrant.

Project Specific Developments

Project Dorothy 2

We are constructing Project Dorothy 2 which is a 48MW expansion of our flagship Project Dorothy that will be dedicated to Bitcoin Hosting. The site is expected to energize soon in the second quarter of 2025. This will enable the commencement of the commissioning of the first of 3 phases, each of 16MW, that will occur between May and October 2025 when the site is expected to be fully operational. As each phase is commissioned, it will begin to generate revenue, both due to Bitcoin Hosting and Demand Response Services.

Project Rosa

We are developing Project Rosa which is expected to be a 187MW data center for AI and Bitcoin hosting and other computing-intensive applications, as well as joint venture potential. It will be co-located with a wind farm in Texas. We have signed term sheets for both power and land purchase agreements in connection with this project.

Project Kati

We are developing Project Kati which is expected to be a 166MW data center for AI, machine learning, Bitcoin hosting and other computing-intensive applications, as well as joint venture potential. It will be co-located with a wind farm in Texas. We have received final Electric Reliability Council of Texas (“ERCOT”) approval for the Reactive Power Study which is the last study required to exit planning. It is also waiting for required amendments to Las Majadas Wind Farm’s agreement with the transmission service provider to be completed.

Project Grace

We continue to develop a 2MW AI/HPC data center to be co-located with the same windfarm as Project Dorothy that will be the first construction of Soluna’s proprietary Helix design that remains in the concept design phase.

Project Hedy

We have signed a term sheet for power for Project Hedy, a new 120 MW data center co-located with a 200 MW wind farm in South Texas. The wind farm is owned by a new power partner–a multinational conglomerate that focuses on developing and managing sustainable infrastructure solutions, with a strong emphasis on renewable energy, water management, and services, aiming to contribute to a low-carbon economy and a better planet.

Implications of Being a Smaller Reporting Company

We qualify as a “smaller reporting company” under applicable SEC regulations. A smaller reporting company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports and registration statements, including this prospectus; reduced disclosure about our executive compensation arrangements;
●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, as amended, on the effectiveness of our internal controls over financial reporting; and
●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus.

We will continue to be a smaller reporting company as long as we have a public float (determined as of the end of our second fiscal quarter) of less than $250 million or have annual revenues of less than $100 million as of the last fiscal year for which we have audited financial statements and a public float of less than $700 million.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

6

Corporate Information

Soluna Holdings, Inc. (“SHI”), formerly known as Mechanical Technology, Incorporated, which was originally incorporated in the State of New York in 1961, reincorporated in the State of Nevada on March 29, 2021, and is headquartered in Albany, New York. Effective November 2, 2021, SHI changed its name from “Mechanical Technology, Incorporated” to “Soluna Holdings, Inc.” On October 29, 2021, Soluna Callisto Holdings, Inc. merged into Soluna Computing, Inc. (“SCI”), a private green data center development company and a subsidiary of SHI. MTI Instruments, Inc., a subsidiary of SHI, was sold on April 11, 2022. On March 23, 2021, our Common Stock commenced trading on The Nasdaq Stock Market LLC. We formed a wholly owned subsidiary of SHI on December 27, 2023, Soluna Digital, Inc. (“Soluna Digital,” or “SDI”). Effective December 31, 2023, SCI transferred substantially all of its assets to SHI or its subsidiaries, including SDI.

Our principal executive office is located at 325 Washington Avenue Extension, Albany, NY 12205, and our phone number is (516) 216-9257. Our principal website address is https://www.solunacomputing.com/.

Information contained in, or accessible through, our website does not constitute part of this prospectus or registration statement and inclusions of our website address in this prospectus or registration statement are inactive textual references only. You should not rely on any such information in making your decision whether to purchase our securities.

We make available free of charge on or through our website access to press releases and investor presentations, as well as all materials that we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC. The SEC maintains an Internet website, www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

We are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies in this prospectus as well as our filings under the Exchange Act.

7

THE OFFERING

Shares of Common Stock offered by the Selling Holders	●	1,487,128 shares of Common Stock that we may, at our discretion, elect to issue and sell the Investor from time to time after the date of this prospectus, pursuant to the SEPA;

	●	140,000 shares of Common Stock issuable upon the exercise of the Warrants issued to the Series B Holder; and

	●	308,642 Release Shares issued to the two other Selling Holders.

Common Stock outstanding before this offering	12,508,045 shares of Common Stock as of April 17, 2025.

Common stock to be outstanding immediately after this offering

14,135,173 shares of Common Stock, assuming the sale of 1,935,770 shares of Common Stock in this offering.

The actual number of shares of our Common Stock issued pursuant to the SEPA will vary, depending on advance requests by us.

Use of Proceeds	We will not receive any proceeds from the shares of Common Stock offered by the Selling Holders pursuant to this prospectus. Please see the section titled “Use of Proceeds” on page 18 of this prospectus.

National Securities Exchange Listing	Our Common Stock and Series A Preferred Stock are currently listed on Nasdaq under the symbols “SLNH” and “SLNH”, respectively.

Risk Factors	An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” beginning on page 14 of this prospectus and contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025, and other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and the information incorporated by reference herein.

8

THE STANDBY EQUITY PURCHASE AGREEMENT

General

On August 12, 2024, we entered into the SEPA with the Investor. Pursuant to the terms of the SEPA, the Company agreed to issue and sell to the Investor, from time to time, and the Investor agreed to purchase from the Company, up to $25 million of the Company’s shares of Common Stock. As of April 18, 2025, we have issued and sold 1,512,872 shares of our Common Stock to the Investor pursuant to the SEPA. We are registering hereunder the resale of 1,487,128 shares of Common Stock that we may, at our discretion, elect to issue and sell the Investor from time to time after the date of this prospectus, pursuant to the SEPA.

Under the SEPA, shares of Common Stock may be issued and sold to the Investor under one of two pricing options, at the election of the Company. Under the first option (“Pricing Option 1”), the Company will sell the shares of Common Stock to the Investor at 96% of the Market Price (as defined below) for any period commencing (i) if submitted to the Investor prior to 9:00 a.m. Eastern Time on a trading day, at the open of trading on such day or (ii) if submitted to the Investor after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation of acceptance of the advance notice by the Investor and, in either case, ending at 4:00 p.m. New York City time on the applicable advance notice date (the “Option 1 Pricing Period”). Under the second option (“Pricing Option 2”), the Company will sell the shares of Common Stock to the Investor at 97% of the Market Price for the three consecutive trading days commencing on the advance notice date (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily VWAP of the Common Stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest VWAP of the Common Stock on the Nasdaq during the Option 2 Pricing Period.

We may not issue or sell any shares of Common Stock to the Investor under the SEPA that, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the Investor and its affiliates beneficially owning more than 9.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). In addition, the number of shares of Common Stock that we may issue to the Investor under the SEPA may be limited by the number of our authorized shares of Common Stock. As of April 17, 2025, we were authorized to issue a maximum of 75 million shares of Common Stock, and we had an aggregate of 12,508,045 shares of Common Stock outstanding. Assuming a (i) Market Price of $0.62 and, (ii) no beneficial ownership limitations, we may issue up to 38,633,651 shares of Common Stock under Pricing Option 1 and up to 38,235,366 shares of Common Stock under Pricing Option 2, which would reflect approximately 309% and 306%, respectively, of the outstanding shares of our Common Stock as of the date hereof after giving effect to such issuances. This does not include consent fees paid to a Selling Holder in connection with advances under the SEPA.

On November 15, 2024, at a Special Meeting of Stockholders and pursuant to the rules of the Nasdaq Capital Market, we obtained stockholder approval to issue to the Investor, pursuant to the SEPA, shares of Common Stock that exceed 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the SEPA.

Pursuant to the SEPA, we were required to register resales of the shares of Common Stock eligible to be sold pursuant to the SEPA. We agreed to file a registration statement and shall not have the ability to request any advances under the SEPA until the registration statement, of which this prospectus forms a part, is declared effective.

Fees

As consideration for the Investor’s entry into the SEPA, we paid to the Investor a non-refundable due diligence fee of $25,000 and issued 59,382 shares of Common Stock to the the Investor as consideration for its irrevocable commitment to purchase shares of Common Stock at our direction, from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the SEPA (the “Commitment Shares”).

Purchases of Common Stock Under the SEPA

Advance Notice

Pursuant to the SEPA, we will have the right, but not the obligation, from time to time at our sole discretion for a period of up to 24 months, unless the SEPA is earlier terminated, to direct the Investor to purchase a specified number of shares of Common Stock, not to exceed the Maximum Advance Amount (as defined below), by timely delivering an Advance Notice to the Investor by 9:00 a.m. New York City time on any Trading Day we select as the purchase date (the “Purchase Date”) for such purchase.

9

The “Maximum Advance Amount” applicable to such Advance will be an amount equal to one hundred percent (100%) of the average of the daily trading volume of the Company’s Common Stock during regular trading hours as reported by Bloomberg L.P. (“Daily Traded Amount”) during the five consecutive Trading Days immediately preceding the date of such Advance Notice.

The actual number of shares of Common Stock that the Investor will be required to purchase in an Advance, which we refer to as the Advance Amount, will be equal to the number of shares that we specify in the applicable Advance Notice, subject to adjustment to the extent necessary to give effect to the applicable Maximum Advance Amount and other applicable limitations set forth in the SEPA, including the Beneficial Ownership Limitation.

Under the SEPA, shares of Common Stock may be issued and sold to the Investor under one of two pricing options, at the election of the Company. Under the first option (“Pricing Option 1”), the Company will sell the shares of Common Stock to the Investor at 96% of the Market Price (as defined below) for any period commencing (i) if submitted to the Investor prior to 9:00 a.m. Eastern Time on a trading day, at the open of trading on such day or (ii) if submitted to the Investor after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation of acceptance of the advance notice by the Investor and, in either case, ending at 4:00 p.m. New York City time on the applicable advance notice date (the “Option 1 Pricing Period”). Under the second option (“Pricing Option 2”), the Company will sell the shares of Common Stock to the Investor at 97% of the Market Price for the three consecutive trading days commencing on the advance notice date (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily VWAP of the Common Stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest VWAP of the Common Stock on the Nasdaq during the Option 2 Pricing Period.

In the case of an Advance Notice effected under the SEPA, if any, all share and dollar amounts used in determining the purchase price per share of Common Stock to be purchased by in an Advance, or in determining the applicable maximum purchase share amounts or applicable volume or price amounts in connection with any such Advance, in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price amounts.

Conditions Precedent to the Right of the Company to Deliver an Advance Notice

The Investor’s obligation to accept Advance Notices that are timely delivered by us under the SEPA and to purchase shares of our Common Stock in Advances under the SEPA, are subject to satisfaction of the conditions precedent thereto set forth in the SEPA, all of which are entirely outside of the Investor’s control, which conditions include the following:

●	the accuracy in all material respects of the representations and warranties of the Company included in the SEPA as of the Advance Notice Date;

●	the Company having paid the cash commitment fee or issued the Commitment Shares to an account designated by the Investor;

●	the registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include shares of Common Stock that may be issued and sold by the Company to the Investor under the SEPA) having been declared effective under the Securities Act by the SEC, and the Investor being able to utilize this prospectus (and the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement entered into between the Company and the Investor on August 12, 2024 (the “Registration Rights Agreement”)) to resell all of the shares of Common Stock included in this prospectus (and included in any such additional prospectuses);

●	the Company obtaining all permits and qualifications required by any applicable state for the offer and sale of all shares of Common Stock issuable pursuant to such Advance Notice, or will have the availability of exemptions therefrom;

●	the Board of Directors approving the transactions contemplated by the SEPA and Registration Rights Agreement, which approval will remain in full force;

10

●	there will not have occurred any event and there will not exist any condition or state of facts, which makes any statement of a material fact made in the registration statement that includes this prospectus (or in any one or more additional registration statements filed with the SEC that include shares of Common Stock that may be issued and sold by the Company under the SEPA) untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement, in the light of the circumstances under which they were made) not misleading;

●	the Company performing, satisfying and complying in all material respects with all covenants, agreements and conditions required by the SEPA;

●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the SEPA or the Registration Rights Agreement;

●	trading in the Common Stock will not have been suspended by the SEC, Nasdaq or Financial Industry Regulatory Authority (“FINRA”), the Company will not have received any final and non-appealable notice that the listing or quotation of the Common Stock on Nasdaq will be terminated on a date certain (unless, prior to such date, the Common Stock is listed or quoted on any other Principal Market, as such term is defined in the SEPA), and there will be no suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by The Depository Trust Company with respect to the Common Stock;

●	the Company will have authorized all of the shares of Common Stock issuable pursuant to the applicable Advance Notice by all necessary corporate action of the Company; and

●	the accuracy in all material respects of the representations and warranties of the Company included in the applicable Advance Notice as of the applicable Advance Notice Date.

11

Termination of the SEPA

Unless earlier terminated as provided in the SEPA, the SEPA will terminate automatically on the earliest to occur of:

●	the 24-month anniversary of the Effective Date; or

●	the date on which the Investor will have purchased shares of Common Stock under the SEPA for an aggregate gross purchase price equal to $25.0 million.

The Company has the right to terminate the SEPA at any time after the Effective Date, at no cost or penalty, upon five Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices under which shares of Common Stock have yet to be issued and (ii) the Company has paid all amounts owed to the Investor pursuant to the SEPA. The Company and the Investor may also terminate the SEPA at any time by mutual written consent.

No Short-Selling or Hedging by the Investor

The Investor has agreed that none of the Investor, its sole member, any of their respective officers, or any entity managed or controlled by the Investor or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the Common Stock or hedging transaction that establishes a net short position in the Common Stock during the term of the SEPA.

Prohibition on Dilutive Issuances and Similar Transactions

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the SEPA or Registration Rights Agreement, other than a prohibition on repaying any loans to any executives or employees of the Company or payments in respect of any related party debt, and a prohibition on effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which we may offer, issue or sell Common Stock or any securities exercisable, exchangeable or convertible into Common Stock at a future determined price.

Effect of Sales of our Common Stock on our Stockholders

All shares that may be issued or sold by the Investor set forth in this prospectus are expected to be freely tradable. The resale of a significant amount of shares by the Investor registered in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Stock to decline and to be highly volatile.

If and when the Investor receives shares pursuant to the terms of the SEPA, after the Investor has acquired such shares, the Investor may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, stockholders who purchase shares of our Common Stock from the Investor in this offering at different times will likely pay different prices for those shares of Common Stock, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. The stockholders may experience a decline in the value of the shares of the Company’s Common Stock they purchase from the Investor in this offering as a result of future issuances made by the Company to the Investor at prices lower than the prices such stockholders paid for their shares in this offering. In addition, if the Company issues a substantial number of shares to the Investor under the SEPA, or if stockholders expect that the Company will do so, the actual sales of shares or the mere existence of the SEPA may make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at a price that it might otherwise wish to affect such sales.

Because the price at which the shares may be issued to the Investor will fluctuate based on the market prices of the Common Stock, as of the date of this prospectus it is not possible for the Company to predict the number of shares of its Common Stock that will be issued to the Investor under the SEPA or the actual purchase price at which such shares are issued to the Investor.

The issuance of shares of the Company’s Common Stock to the Investor pursuant to the SEPA will not affect the rights or privileges of existing stockholders, except that the economic and voting interests of each of the existing stockholders will be diluted. Although the number of shares of Common Stock that existing stockholders own will not decrease, the shares of Common Stock owned by existing stockholders will represent a smaller percentage of the total outstanding shares of Common Stock after any such issuance.

12

The offer and sale of the shares to the Investor pursuant to the SEPA is and will be made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder.

This summary of the material provisions of the SEPA does not purport to be a complete statement of the respective terms and conditions of such agreements. A copy of the SEPA is filed as an exhibit to the Registration Statement which relates to this Prospectus.

Transactions with Convertible Noteholders and the Series B Holder in connection with the SEPA

Access to the SEPA was subject to a number of conditions precedent including various consents from the Company’s outstanding convertible noteholders (the “Noteholders”) and the Series B Holder. The Company has entered into the following transactions on October 1, 2024, with the Noteholders and the Series B Holder as described below, satisfying the conditions precedent related to third parties to access the SEPA.

Agreements with Convertible Noteholders

Master Consent Agreement

The Company entered into a Consent, Waiver, and Mutual Release Agreement (the “Master Consent”) with the Noteholders that are parties to a Securities Purchase Agreement, dated October 25, 2021, as amended (the “SPA”), pursuant to which, among other things, the Company has issued convertible notes to various institutional investors (together with their respective agents, the “Purchasers”). The Master Consent provides the following from the Purchasers:

●	consent to the Company’s entry into the SEPA and the Payment Agreements (as described below);
●	waiver of any rights of first refusal or participation rights in connection with the SEPA ;
●	standstill of the rights to exercise certain $0.01 warrants pursuant to the SPA;
●	the right to prepay the convertible notes with a 20% premium;
●	termination of the SPA and related agreements upon the full payoff of the convertible notes; and
●	mutual limited release of claims between the Purchasers and the Company.

In return for these consents, the Company agreed to pay the Purchaser agents a $750,000 fee for the right to prepay the Notes.

Payment Agreements

The Company entered into payment agreements with the Purchasers in connection with the SEPA (the “Payment Agreements”), pursuant to which the Company and the Purchasers agreed to permit the full or partial prepayment of any outstanding convertible note balances held by the Purchasers at any time with five business days’ notice.

Agreements with Series B Holder

The Company entered into Amendment No. 1 (the “Amendment”) to the securities purchase agreement with the Series B Holder, pursuant to which the Series B Holder agreed to waive its right of first refusal and participation rights with respect to the SEPA, to modify its consent rights to future financings, and to limit warrant exercises and conversions in accordance with the terms of the Amendment. In return, the Company agreed to amend the conversion price of the Series B Preferred Stock from $135.25 to $5, to amend the exercise of price of outstanding warrants held by the Series B Holder to $0.01 per share, and to issue the Warrants.

13

RISK FACTORS

Before purchasing any of the securities you should carefully consider the risk factors incorporated by reference in this prospectus from our most recent Annual Report on Form 10-K. For a description of these reports and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Information By Reference.” Additional risks not presently known or that we presently consider to be immaterial could subsequently materially and adversely affect our financial condition, results of operations, business and prospects.

14

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, this prospectus and the documents incorporated by reference in this prospectus contain, forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward- looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “can,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future.

There are a number of important factors that could cause the actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

●	the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest;

●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;

●	economic dependence on regulated terms of service and electricity rates;

●	the speculative and competitive nature of the technology sector;

●	our ability to attract and retain hosted customers for our hosting operations;

●	dependency in continued growth in blockchain and cryptocurrency usage;

●	lawsuits and other legal proceedings and challenges;

●	conflict of interests with directors and management;

●	government regulations;

●	our ability to construct and complete the anticipated expansion of our data centers; and

●	other factors beyond our control.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein and in the documents incorporated by reference herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in such forward-looking statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should review the factors and risks and other information we describe in our most recent Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent reports we will file from time to time with the SEC.

All forward-looking statements included in this prospectus and in the documents incorporated by reference in this prospectus are expressly qualified in their entirety by this cautionary note. You are cautioned to not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. You should read this prospectus, including the financial statements and the notes to the financial statements included herein, completely and with the understanding that our actual future results may be materially different from what we expect. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that will achieve our objectives and plans in any specified time frame, or at all. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith and believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

15

SELLING HOLDERS

This prospectus covers the resale or other disposition by the Selling Holders identified in the table below of the Offered Securities, consisting of (i) 1,487,128 shares of Common Stock that we may, at our discretion, elect to issue and sell the Investor from time to time after the date of this prospectus, pursuant to the SEPA, (ii) 140,000 shares of Common Stock issuable upon the exercise of the Warrants issued to the Series B Holder, and (iv) 308,642 Release Shares issued to Univest and Bradley Richmond that were issued such shares in connection with prior investment banking activities unrelated to the SEPA. Such Selling Holders acquired the Offered Securities in the transactions described above under the heading “The Standby Equity Purchase Agreement.”

The table below sets forth, as of April 17, 2025, the following information regarding the Selling Holders:

●	the names of the Selling Holders;
●	the number of shares of Common Stock owned by the Selling Holders prior to this offering;
●	the number of shares of Common Stock to be offered by the Selling Holders in this offering;
●	the number of shares of Common Stock to be owned by the Selling Holders assuming the sale of all of the shares of Common Stock covered by this prospectus; and
●	the percentage of our issued and outstanding shares of Common Stock to be owned by the Selling Holders assuming the sale of all of the shares of Common Stock covered by this prospectus based on the number of shares of Common Stock issued and outstanding as of April 17, 2025.

Except as described otherwise, the number of shares of Common Stock beneficially owned by the Selling Holders has been determined in accordance with Rule 13d-3 under the Exchange Act and includes, for such purpose, shares of Common Stock that the Selling Holders has the right to acquire within 60 days of April 17, 2025.

All information with respect to the Common Stock ownership of the Selling Holders has been furnished by or on behalf of the Selling Holders. We believe, based on information supplied by the Selling Holders, that except as may otherwise be indicated in the footnotes to the table below, the Selling Holders have sole voting and dispositive power with respect to the shares of Common Stock reported as beneficially owned by the Selling Holders. Because the Selling Holders identified in the table may sell some or all of the shares of Common Stock beneficially owned by them and covered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of Common Stock, no estimate can be given as to the number of shares of Common Stock available for resale hereby that will be held by the Selling Holders upon termination of this offering. In addition, the Selling Holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of Common Stock they beneficially own in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that the Selling Holders will sell all of the shares of Common Stock owned beneficially by them that are covered by this prospectus, but will not sell any other shares of Common Stock that they presently own. The Selling Holders have not held any position or office, or have otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares of Common Stock or other securities.

Name of Selling Holders	Shares Owned prior to Offering(1)		Shares Offered by this Prospectus		Shares Owned after Offering	Percentage of Shares Beneficially Owned after Offering(2)
YA II PN LTD.(3)	1,487,128		1,487,128	(4)	0	0%
Chuntao Zhou(5)	1,455,938	(6)	140,000	(4)	1,315,938	4.99	%(4)
Univest Securities, LLC(7)	108,024		108,024	(4)	0	0%
Bradley Richmond(8)	200,618	(9)	200,618	(4)	0	0%

1 Calculated in accordance with Rule 13(d)(3) under the Exchange Act, which includes all options and warrants owned by the holder which are exercisable within 60 days of the date of the table.

16

2 Based upon the number of shares outstanding on April 17, 2025.

3 YA II PN LTD. (the “Investor”) is a fund managed by Yorkville Advisors Global II, LP (the “Manager”). Yorkville Advisors Global II, LLC is the General Partner of the Manager. Investment decisions for the Investor are made by Mr. Mark Angelo, and Mr. Angelo may therefore be deemed to hold voting and dispositive power with respect to such shares. The business address of the Investor is 1012 Springfield Avenue, Mountainside, NJ 07092.

4 Based upon the number of shares registered under this Registration Statement. In the event the number of shares sold under the SEPA is less, the number of shares offered will be accordingly reduced.

5 The address of the Series B Holder is 7/F 15 Shelter Street, Causeway Bay, Hong Kong HK.

6 Consists of 5,938 consent shares of Common Stock issued in relation to the SEPA on October 1, 2024 in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act, warrants exercisable for 60,000 shares of Common Stock at an exercise price of $0.01 per share, the Warrants and 1,250,000 shares of Series B Preferred Stock which are subject to a 4.99% beneficial ownership blocker. The number of shares listed in the second and fourth columns are based on the number of shares of Common Stock and Series B Preferred Stock and warrants held by the Series B Holder, assuming the full conversion of the Series B Preferred Stock and full exercise of the warrants without regard to any limitations on exercise, but the percentage set forth in the fifth column is limited by the 4.99% beneficial ownership blocker.

7 The address of Univest is 75 Rockefeller Plaza, Suite 18C, New York, NY 10019.

8 The address of holder is c/o Univest, 75 Rockefeller Plaza, Suite 18C, New York, NY 10019.

9 Does not include 40,409 shares of Series A Preferred Stock owned by Bradley Richmond. Mr. Richmond is a designee of Univest.

17

USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the Selling Holders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our Common Stock in this offering. However, we will receive proceeds from future advance requests under the SEPA. We intend to use the net proceeds from the SEPA to prepay existing convertible notes, other debt, investment in data center projects and for working capital and general corporate purposes. We will pay all of the fees and expenses incurred by us in connection with this registration.

18

PLAN OF DISTRIBUTION

The Selling Holders of the Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Common Stock covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the Common Stock are traded or in private transactions. These sales may be at fixed or negotiated prices. Selling Holders may use any one or more of the following methods when selling the Common Stock:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	in transactions through broker-dealers that agree with the Selling Holders to sell a specified number of such Common Stock at a stipulated price per share;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Selling Holders may also sell the Common Stock under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Northland Securities, Inc. acted as placement agent in connection with the SEPA and was entitled to receive a commission on funds received by the Company under the SEPA. Pursuant to an amendment to its engagement letter with the Company, Northland agreed to waive any and all commissions in connection with the SEPA.

Univest is a FINRA-registered broker dealer, and Bradley Richmond is a FINRA-registered broker and is an employee of and affiliated with Univest. The shares were issued to Univest and Bradley Richmond pursuant to the Release Agreement in connection with investment banking services Univest had previously provided to the Company.

If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in a post-effective amendment to the registration statement of which this prospectus forms a part.

The Investor is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, and any profits on the sales of shares of our Common Stock by the Investor and any discounts, commissions, or concessions received by the Investor are deemed to be underwriting discounts and commissions under the Securities Act. We will file a post-effective amendment to the registration statement of which this prospectus forms a part to identify the name of any permitted transferee of the Investor and such permitted transferee will be named an underwriter with respect to the shares offered by this prospectus.

We are required to pay certain fees and expenses incurred by us incident to the registration of the Common Stock. We have agreed to indemnify the Selling Holders against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act with respect to this prospectus.

We agreed to keep this prospectus effective until all the shares have been sold or may be sold without any restrictions pursuant to Rule 144, as determined by our counsel pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to our transfer agent. The shares offered hereunder will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

19

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Holders or any other person. We will make copies of this prospectus available to the Selling Holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Also under the Release Agreement, Univest agreed, during the Leak-Out Period, to not sell such shares in excess of 1/3 of the shares of Common Stock beneficially owned by Univest and its affiliates on the day immediately prior to the first day of the Leak-Out Period.

On October 1, 2024, the Company and the Series B Holder entered into that certain Amended and Restated Lock-Up and Leak-Out Agreement (the “Lock-Up and Leak-Out Agreement”), whereby the Series B Holder agreed, during the period commencing on the effective date of the Lock-Up and Leak-Out Agreement and continuing until the earlier of (x) the date of termination of such period as elected by the Company and (y) the twelve month anniversary of effectiveness date by the SEC of the Specified Registration Statement (as defined in the Amendment) to not sell the Series B Shares or the Warrants in excess of 1/12 of the shares of Common Stock beneficially owned by the Series B Holder and its affiliates on the day immediately prior to the first day of such period. Also under the Lock-Up and Leak-Out Agreement, the Series B Holder agreed, during the period commencing on the effective date of the Lock-Up and Leak-Out Agreement and continuing until the earlier of (x) the date of termination of such period as elected by the Company and (y) the twelve month anniversary thereof to not sell the shares of Common Stock issuable upon conversion of the Series B Shares or the shares of Common Stock issuable upon exercise of the Warrants in excess of 1/12 of the shares of Common Stock beneficially owned by the Series B Holder and its affiliates on the day immediately prior to the first day of such period.

Our Common Stock is quoted on The Nasdaq Capital Market under the symbol “SLNH.”

20

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our Articles of Incorporation and our Bylaws are summaries and are qualified by reference to our Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Bylaws (the “Bylaws”). Such summaries do not purport to be complete and are qualified in their entirety by reference to Nevada law, including the Nevada Revised Statutes (“NRS”), as well as copies of our Articles of Incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our Articles of Incorporation authorizes us to issue up to 85,000,000 shares of stock, consisting of 75,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), of which 6,040,000 shares were classified as shares of Series A Preferred Stock and 187,500 were classified as Series B Preferred Stock as of April 18, 2025. See “Description of Capital Stock - Preferred Stock” beginning on page 22. As of April 17, 2025, we had 12,508,045 shares of Common Stock outstanding, 4,953,545 shares of Series A Preferred Stock issued and outstanding, and 62,500 shares of Series B Preferred Stock issued and outstanding.

Common Stock

The following is a summary of some general terms and provisions of our Common Stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our Articles of Incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Except as otherwise described in the applicable prospectus supplement, and subject to the preferential rights of any other class or series of shares of capital stock then outstanding or which may be issued holders of our Common Stock are entitled to the following:

Voting Rights. The holders of the Common Stock are entitled to one vote per share held and have the right and power to vote on all matters on which a vote of shareholders is taken. Shareholders do not have cumulative voting rights in the election of directors. The election of directors of the Company is decided by plurality vote and all other questions are decided by majority vote of shareholders present in person or by proxy, except as otherwise required by the NRS or our Articles of Incorporation. Our Articles of Incorporation provide that notwithstanding any other provision of our Articles of Incorporation or the bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, the Articles of Incorporation or the bylaws), any director or the entire Board may be removed at any time, but only for cause or after the affirmative vote of 75% or more of the outstanding shares of capital stock entitled to vote for the election of directors at a meeting called for that purpose or after the affirmative vote of 75% of the entire Board.

The Board is divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors, with the terms of the classes scheduled to expire in successive years. At each annual meeting of the shareholders of the Company, the shareholders elect the members of a single class of directors for three-year terms.

Dividends. The holders of the Common Stock are entitled to receive dividends when, as, and if declared by the Board, out of funds legally available therefor.

Liquidation. Upon liquidation, dissolution, or the winding up of the Company, holders of Common Stock are entitled to receive any remaining assets of the Company in proportion to the respective number of shares held after payment of and reservation for Company liabilities.

Preemptive Rights. The holders of shares of our Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company.

21

Redemption Rights. The outstanding shares of Common Stock are not subject to redemption by the Company. To the extent that the Company issues additional shares of Common Stock, the relative interest in the Company of existing shareholders will likely be diluted.

Nonassessability. All outstanding shares of our Common Stock are fully paid and nonassessable.

Preferred Stock

The following is a summary of the general terms and provisions of the Preferred Stock that we may issue. We may issue Preferred Stock in one or more classes or series; each class or series of Preferred Stock will have its own rights and preferences. We will describe in a prospectus supplement (1) the specific terms of the class or series of any Preferred Stock offered through that prospectus supplement and (2) any general terms outlined in this section that will not apply to such Preferred Stock. Because this is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our Articles of Incorporation, including any applicable Certificates of Designations, and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General. Our Articles of Incorporation authorize the Board, without obtaining stockholder approval, to issue up to 10,000,000 shares of Preferred Stock, from time to time, in one or more series, and to fix the number of shares and determine for each such series such voting powers, designations, preferences, and relative participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The Board is also expressly authorized to increase or decrease (but not below the number of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. If the number of shares of any series is decreased, the shares no longer designated as shares of such series will resume the status of “blank check” preferred stock and may be designated, again, as a new series of Preferred Stock by the Board.

As of April 18, 2025, 6,040,000 shares of our Preferred Stock were classified as shares of Series A Preferred Stock and 187,500 shares were classified as Series B Preferred Stock, with 4,953,545 shares of our Series A Preferred Stock issued and outstanding and 62,500 shares of our Series B Preferred Stock issued and outstanding. Unless the applicable prospectus supplement indicates otherwise, we will have the right to “reopen” a previous issue of a series of Preferred Stock by issuing additional Preferred Stock of such series.

The Preferred Stock will have the distribution, liquidation, redemption, voting and conversion rights described in this section unless we state otherwise in the applicable prospectus supplement. The liquidation preference is not indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. You should read the prospectus supplement relating to the particular class or series of the Preferred Stock for specific terms, including:

●	the distinctive designation of the applicable class or series of Preferred Stock and the number of shares that will constitute the class or series;
●	the initial offering price of such Preferred Stock;
●	relative ranking and preference of such Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up of our affairs;
●	the distribution rate or rates (or method of calculation) on that class or series, the distribution periods, the date(s) on which distributions will be payable and whether the distributions will be cumulative, noncumulative or partially cumulative, and, if cumulative, the dates from which the distributions will start to cumulate;
●	any redemption or sinking fund provisions of that class or series;
●	any voting rights;
●	any conversion or exchange provisions;
●	any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;
●	any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up of our affairs;
●	any procedures for any auction and remarketing; and
●	any listing of such Preferred Stock on any securities exchange

Holders of our Preferred Stock have no preemptive rights to subscribe for any of our securities.

22

We will describe in the applicable prospectus supplement any material U.S. federal income tax considerations applicable to the Preferred Stock offered by such prospectus supplement.

The issuance of shares of Preferred Stock, the issuance of rights to purchase Preferred Stock or the possibility of the issuance of Preferred Stock or such rights could have the effect of delaying or preventing a change in our control. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that we have issued or may issue in the future.

Rank. Unless our Board of Directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the shares of Preferred Stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of our affairs, rank senior to all our Common Stock.

Distributions. Holders of Preferred Stock of each class or series will be entitled to receive cash and/or share distributions at the rates and on the dates shown in the applicable prospectus supplement. We will pay each distribution to holders of record as they appear on our stock transfer books on the record dates fixed by our Board of Directors.

We will not authorize or pay any distributions on a class or series of Preferred Stock or set aside funds for the payment of distributions if restricted or prohibited by law, or if the terms of any of our agreements, including agreements relating to our indebtedness or our other classes or series of Preferred Stock, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement. We are now, and may in the future become, a party to agreements which restrict or prevent the payment of distributions on, or the purchase or redemption of, our shares of capital stock, including Preferred Stock. These restrictions may be indirect, such as covenants which require us to maintain specified levels of net worth or assets.

Distributions on any class or series of Preferred Stock may be cumulative, noncumulative or partially cumulative, as specified in the applicable prospectus supplement. Cumulative distributions will be cumulative from and after the date shown in the applicable prospectus supplement. If our Board of Directors fails to authorize a distribution that is noncumulative, the holders of the applicable class or series will have no right to receive, and we will have no obligation to pay, a distribution in respect of the applicable distribution period, whether or not distributions on that class or series are declared payable in the future.

We refer to our shares of Common shares or other stock, now or hereafter issued, that rank junior to an applicable class or series of Preferred Stock with respect to distribution rights as junior stock. To the extent that the applicable class or series is entitled to a cumulative distribution, we may not declare or pay any distributions, or set aside any funds for the payment of distributions, on junior stock, or redeem or otherwise acquire junior stock, unless we also have declared and either paid or set aside for payment the full cumulative distributions on such class or series of Preferred Stock and on all our other class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock for all past distribution periods. The preceding sentence does not prohibit:

●	distributions payable in junior shares or options, warrants or rights to subscribe for or purchase junior stock;
●	conversions into or exchanges for junior stock;
●	pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion of, the outstanding Preferred Stock of such class or series and any other class or series of shares ranking on a parity with such class or series of Preferred Stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up; or
●	our redemption, purchase or other acquisition of shares under incentive, benefit or share purchase plans for Directors, officers or employees, or others performing or providing similar services, or our redemption or other acquisition of rights issued under any shareholder rights plan we may adopt.

To the extent an applicable class or series is noncumulative, we need only declare, and pay or set aside for payment, the distribution for the then current distribution period, before making distributions on or acquiring junior shares.

23

Unless full cumulative distributions on a class or series of Preferred Stock have been or are contemporaneously declared and either paid or set aside for payment for all past distribution periods, no distributions (other than in junior shares) may be declared or paid or set aside for payment on any other class or series of Preferred Stock ranking on a parity with such class or series with respect to distribution rights. When distributions are not paid in full upon a class or series of Preferred Stock and any other class or series ranking on a parity with such class or series with respect to distribution rights, all distributions declared upon such class or series and any class or series ranking on a parity with such class or series with respect to distribution rights shall be allocated pro rata so that the amount of distributions declared per share on such class or series and such other shares shall in all cases bear to each other the same ratio that the accrued distributions per share on such class or series and such other shares bear to each other.

Unless otherwise specified in the applicable prospectus supplement, we will credit any distribution payment made on an applicable class or series, including any capital gain distribution, first against the earliest accrued but unpaid distribution due with respect to the class or series.

Redemption. We may have the right or may be required to redeem one or more classes or series of Preferred Stock, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement. If a class or series of Preferred Stock is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid distributions, except in the case of noncumulative Preferred Stock. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for Preferred Stock of any class or series is payable only from the net proceeds of our issuance of shares of capital stock, the terms of the Preferred Stock may provide that, if no shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the Preferred Stock will automatically and mandatorily be converted into shares of Common Stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Liquidation Preference. The applicable prospectus supplement will specify the liquidation preference of the applicable class or series. Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, before any distribution may be made to the holders of our common shares or any other shares of capital stock ranking junior in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, to the applicable class or series, the holders of that class or series will be entitled to receive, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all distributions accrued and unpaid. In the case of a noncumulative applicable class or series, accrued and unpaid distributions include only the then current distribution period. Unless otherwise specified in the applicable prospectus supplement, if liquidating distributions have been made in full to all holders of Preferred Stock, our remaining assets will be distributed among the holders of any other shares of capital stock ranking junior to the Preferred Stock upon liquidation, according to their rights and preferences and in each case according to their number of shares.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that class or series and the corresponding amounts payable on all equally ranking shares of capital stock upon any liquidation, dissolution or winding up of our affairs, then the holders of that class or series and all other equally ranking shares of capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

Unless otherwise specified in the applicable prospectus supplement, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of a class or series of Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale, lease, transfer or conveyance of all or substantially all of our property or business, nor the merger or consolidation of us into or with any other entity or the merger or consolidation of any other entity into or with us or a statutory share exchange by us, shall be deemed to constitute the dissolution, liquidation or winding up of our affairs. In determining whether a distribution (other than upon voluntary or involuntary dissolution), by dividend, redemption or other acquisition of shares or otherwise, is permitted under Nevada law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of a class or series of Preferred Stock will not be added to our total liabilities.

Voting Rights. Holders of our Preferred Stock will not have any voting rights, except as set forth below or otherwise from time to time specified in the applicable prospectus supplement.

24

Unless otherwise provided for in an applicable class or series, so long as any Preferred Stock are outstanding, we may not, without the affirmative vote or consent of a majority of the shares of each affected class or series of Preferred Stock outstanding at that time:

●	reclassify any authorized shares of capital stock into a class or series of shares of capital stock ranking senior to that class or series of Preferred Stock with respect to distribution and liquidation rights;
●	create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares of capital stock ranking senior to that class or series of Preferred Stock with respect to distribution and liquidation rights; and
●	amend, alter or repeal the provisions of our Articles of Incorporation or any Certificate of Designations relating to that class or series of Preferred Stock, whether by merger, consolidation or otherwise, in a manner that materially and adversely affects the class or series of Preferred Stock.

The authorization, creation or increase of the authorized or issued amount of any class or series of shares of capital stock ranking on parity or junior to a class or series of Preferred Stock with respect to distribution and liquidation rights will not be deemed to materially and adversely affect that class or series. Further, with respect to any merger, consolidation or similar event, so long as a class or series of Preferred Stock remains outstanding with the terms thereof materially unchanged or the holders of shares of that class or series receive shares of the successor with substantially identical rights, taking into account that, upon the occurrence of such event, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect that class or series.

The foregoing voting provisions will not apply if all of the outstanding shares of the class or series of Preferred Stock with the right to vote have been redeemed or called for redemption and sufficient funds have been deposited in trust for the redemption either at or prior to the act triggering these voting rights.

Conversion and Exchange Rights. We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert or exchange Preferred Stock of any class or series into shares of Common Stock or any other class or series of shares of capital stock or debt securities or other property. The terms will include the number of shares of Common Stock or other securities or property into which the Preferred Stock are convertible or exchangeable, the conversion or exchange price (or the manner of determining it), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the class or series or at our option, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange upon the redemption of shares of the class or series.

Series A Preferred Stock

The following is a summary of some general terms and provisions of our Series A Preferred Stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC. See “Where You Can Find More Information.”

Voting Rights. Holders of the Series A Preferred Stock do not have any voting rights, except as described below or as otherwise required by law. In any matter in which the Series A Preferred Stock may vote (as expressly provided herein or as may be required by law), each share of Series A Preferred Stock will be entitled to one vote per $25.00 of liquidation preference; provided that if the Series A Preferred Stock and any other stock ranking on parity to the Series A Preferred Stock as to dividend rights and rights as to the distribution of assets upon the Company’s liquidation, dissolution or winding up are entitled to vote together as a single class on any matter, the holders of each will vote in proportion to their respective liquidation preferences.

Dividends. Subject to the preferential rights, if any, of the holders of any class or series of capital stock of the Company ranking senior to the Series A Preferred Stock as to dividends, the holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee of the Board), only out of funds legally available for the payment of dividends, cumulative cash dividends at the annual rate of 9.0% of the $25.00 liquidation preference per year (equivalent to $2.25 per year).

25

Liquidation. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders (i.e., after satisfaction of all the Company’s liabilities to creditors, if any) and, subject to the rights of holders of any shares of each other class or series of capital stock ranking, as to rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, senior to the Series A Preferred Stock, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of the Common Stock or any other class or series of the Company’s capital stock ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, junior to the Series A Preferred Stock (the “liquidation preference”).

If, upon such voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the assets of the Company legally available for distribution to the Company’s stockholders are insufficient to pay the full amount of the liquidation preference on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock of the Company ranking, as to rights to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Stock, then the holders of the Series A Preferred Stock and each such other class or series of capital stock of the Company ranking, as to rights to the distribution of assets upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidation preference to which they would otherwise be respectively entitled.

Preemptive Rights. No holders of Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for the Common Stock or any other security.

Redemption Rights. The Company is not required to redeem the Series A Preferred Stock at any time. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless the Company decides, at its option, to exercise its redemption right or, under circumstances as described in “Conversion Rights,” where the holders of Series A Preferred Stock have a conversion right, such holders convert the Series A Preferred Stock into the Common Stock. The Series A Preferred Stock is not subject to any sinking fund.

Conversion Rights. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company or any other entity, except upon the occurrence of a delisting event or change of control.

Nonassessability. All outstanding shares of our Series A Preferred Stock are fully paid and nonassessable.

Series B Preferred Stock

On July 19, 2022, the Company entered into a Securities Purchase Agreement (the “Series B SPA”) with the Series B Holder pursuant to which the Company sold to the Series B Holder 62,500 shares of Series B Preferred Stock (the “Series B Shares”), for a purchase price of $5,000,000. The Series B Shares were initially convertible, subject to certain conditions, into 46,211 shares of Common Stock, at a price per share of $135.25 per share, a 20% premium to the closing price of the Common Stock on July 18, 2022, subject to adjustment as set forth in the Certificate of Designations of Preferences, Rights and Limitations for the Series B Preferred Stock (“Series B Certificate of Designations”). On October 2, 2024, the Company agreed, as a condition of a waiver of the Series B Holder’s right of first refusal and participation rights in connection with the SEPA, to reduce the conversion price to $5.00 upon stockholder approval, which was obtained on November 15, 2024.

In addition, in 2022, the Company issued to the Series B Holder 60,000 Common Stock purchase warrants (the “Series B Warrants”) to purchase up to an aggregate of shares of Common Stock. In connection with the above referenced waiver, the exercise price of these warrants was reduced to $0.01 per share and the 140,000 Warrants were issued. The Series B Holder is entitled to exercise the Series B Warrants at any time on or prior to January 19, 2028.

Effective from October 2, 2024, the sale of Common Stock as a result of conversion of Series B Preferred Stock and exercise of the 140,000 Warrants is subject to a 12 month lockup, followed by a 12 month leak out where the holder may not sell shares during the lockup period and may sell up to 1/12th of total conversion and warrant exercise shares per month during the leak out.

26

The Company’s Series B Preferred Stock included a 10% accruing dividend compounded daily for 12 months from the original issue date of July 20, 2022, and annually thereafter, that may be paid in cash or stock at the Company’s option at the earlier of (i) the date the Series B Preferred Stock is converted, or (ii) the Series B Dividend Termination Date (as defined in the Certificate of Designations of the Series B Preferred Stock). Effective October 1, 2024, the dividend payment obligation was modified to be annual. The amendment resulted in annual dividend payments going forward. As a result of the amendment, we were obligated to make annual dividend payments for the period starting from July 2023 as per the Series B Preferred Consent and Waiver, however, the Board has not yet declared any dividends for that period. As such, as of March 31, 2025, we have accumulated approximately $1.1 million dividends in arrears in relation to the Series B Preferred Stock.

Listing

Our shares of Common Stock and Series A Preferred Stock are listed on Nasdaq Capital Market under the symbols “SLNH” and “SLNHP”, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and Preferred Stock is Equiniti Trust Company, LLC (“EQ” or “Transfer Agent”) (formerly: American Stock Transfer & Trust Company, LLC). The Transfer Agent’s address is 48 Wall Street, 23rd Floor, New York, NY 10005.

Outstanding Stock Options and Warrants

As of April 17, 2025, there were options to acquire a total of 2,645 shares of Common Stock at a weighted-average exercise price of $21.46 of which 2,645 shares of our Common Stock are currently issuable upon exercise of outstanding stock options at a weighted-average exercise price of $21.46 per share; and outstanding warrants to purchase up to an aggregate of 2,407,135 shares of Common Stock at a weighted average exercise price of $5.28 (including the shares underlying the warrants). Below is a summarized table of outstanding warrants and their exercise prices, which includes the 140,000 Warrants issued to the Series B Holder.

Exercise Price	Warrants Outstanding
$0.01	333,313
$3.78	316,557
$4.20	846,657
$5.70	846,657
$6.00	1,409
$19.00	39,520
$39.60	2,779
$108.25	19,464
$206.00	779
Total	2,407,135

Certain Provisions of Our Articles of Incorporation Bylaws

Our Articles of Incorporation and Bylaws contain provisions and terms that may delay, defer, or prevent a tender offer or change in control of the Company that a shareholder might consider to be in his, her, or its best interests, including attempts that might result in a premium being paid over the market price for our shares of Common Stock. The Company expects that such provisions and terms will operate to discourage extraordinary corporate transactions with respect to the Company, such as takeover bids, and will instead encourage any potential acquiror of the Company to first correspond with the Board. These provisions and terms include:

●	Special meetings of shareholders may only be called by the Chief Executive Officer, President, or Secretary of the Company or otherwise by resolution of the Board; shareholders have no right to call special meetings thereof.
●	The Company maintains a classified Board that is divided into three classes serving for respective three-year terms. As a result, it would take at least two successive annual meetings of shareholders to replace a majority of our Board.

27

●	Vacancies on the Board may be filled only by majority vote of remaining directors then in office, even if less than a quorum, with the individual elected to serve for the remainder of the unexpired term.
●	Except in instances of removal for cause, a director of the Company may be removed from service as a director only after the affirmative vote of 75% or more of outstanding shares of stock or 75% of the entire Board.

Nevada Anti-Takeover Statutes

We are subject to Sections 78.411 - 78.444 of the Nevada Revised Statutes, relating to combinations with interested stockholders whose acquisition of shares was not approved by the Board of Directors. These provisions prohibit an “interested stockholder” from entering into a “combination” with the Company unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the Company’s capital stock entitled to vote.

Section 78.416 of the Nevada Revised Statutes defines “combination” to include the following:

●	any merger or consolidation involving the Company (or its subsidiary) and (i) the interested stockholder or (ii) any other entity which is, or after and as a result of the merger or consolidation would be, an affiliate or associate of the interested stockholder;
●	any sale, transfer, pledge or other disposition of the assets of the Company (or its subsidiary) involving the interested stockholder or its affiliate or associate where the assets transferred (i) have an aggregate market value equal to more than 5% of the aggregate market value of all of the Company’s assets, on a consolidated basis; (ii) have an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the Company; or (iii) represent more than 10% of the earning power or net income of the Company, on a consolidated basis;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the corporation with a market value of 5% or more of the value of the outstanding shares of the Company;
●	the adoption of any plan or proposal for the liquidation or dissolution of the Company under any agreement, arrangement or understanding with the interested stockholder, or its affiliate or associate;
●	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder, or its affiliate or associate; or
●	the receipt by the interested stockholder, or its affiliate or associate of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

In addition, Sections 78.378 through 78.3793 of the Nevada Revised Statutes limit the voting rights of certain acquired shares in a Nevada corporation (an “issuing corporation”) that (i) has 200 or more stockholders, at least 100 of which are Nevada residents and (ii) conducts business in Nevada. Specifically, if the acquisition results in ownership of: (i) 20% or more but less than 33%; (ii) 33% percent or more but less than 50%; or (iii) 50% or more, as applicable, of the issuing corporation’s then outstanding voting power with respect to the election of directors, then the securities acquired in such acquisition are denied voting rights unless the acquisition is approved by (i) the holders of a majority of the issuing corporation’s voting power; and (ii) the holders of a majority of each class or series of stock if the acquisition would adversely affect or change any preference of any relative or other right given to any such class or series. Unless an issuing corporation’s articles of incorporation or bylaws then in effect provide otherwise: (i) not less than all of the voting securities of the issuing corporation acquired by the acquiring person may be redeemable by an issuing corporation at the average price paid for the securities within 30 days if (x) the acquiring person has not given a timely offeror’s statement to the issuing corporation in accordance with Section 78.3789 of the Nevada Revised Statutes or (y) the issuing corporation’s stockholders vote not to grant voting rights to the acquiring person’s securities, and (ii) if the issuing corporation’s stockholders vote to accord voting rights to the securities acquired by acquiring person, then any stockholder of the issuing corporation who voted against granting voting rights to the acquiring person may demand the purchase from an issuing corporation, for fair value, all or any portion of his securities.

We expect the existence of these provisions to have an anti-takeover effect with respect to transactions that our Board does not approve in advance and could result in making it more difficult to accomplish transactions that our shareholders may see as beneficial such as (i) discouraging business combinations that might result in a premium over the market price for the shares of our Common Stock; (ii) discouraging hostile takeovers which could inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts; and (iii) preventing changes in our management.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

28

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Parsons Behle & Latimer, Reno, Nevada.

29

EXPERTS

The consolidated balance sheets of Soluna Holdings, Inc. and its subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years then ended have been audited by UHY LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

30

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our securities, reference is made to our SEC filings and the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the web site of the SEC referred to above. We also maintain a website at https://www.solunacomputing.com/, where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

31

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

We incorporate by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025;

•	our Current Reports on Form 8-K filed with the SEC on February 10, 2025, March 18, 2025, March 27, 2025, and March 28, 2025 (other than any portions thereof deemed furnished and not filed); and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 22, 2021, as updated by the Description of Securities set forth on Exhibit 4.14 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 31, 2025, including any amendments thereto or reports filed for the purposes of updating this description.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement and prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference in this prospectus or any prospectus supplement shall be deemed to be modified or superseded to the extent that a statement contained herein, therein or in any other subsequently filed document that also is incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Soluna Holdings, Inc.
325 Washington Avenue Extension
Albany, NY 12205

(518) 218-2550

Attn: Christopher Gandolfo
hello@soluna.io

32

Up to 1,935,770 shares of Common Stock

PROSPECTUS

April 25, 2025